UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 23, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Novan, Inc.

File No. 001-37880 – CF#37454

Novan, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 27, 2019.

Based on representations by Novan, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.17	through March 27, 2020
Exhibit 10.23	through February 28, 2022
Exhibit 10.26	through February 28, 2022
Exhibit 10.29	through February 28, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary